Exhibit 12

WALGREEN CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Fiscal Year Ended
	11/30/2010	11/30/2009	8/31/2010
Income before income taxes and minority interest	$921	$776	$3,373
Add:
Minority interest	-	-	-
Fixed charges	291	263	1,100
Less: Capitalized interest	(3)	(3)	(12)
Earnings as defined	$1,209	$1,036	$4,461

Interest expense, net of capitalized interest	$20	$21	$90
Capitalized interest	3	3	12
Portions of rentals representative of the interest factor	268	239	998
Fixed charges as defined	$291	$263	$1,100

Ratio of earnings to fixed charges	4.2	3.94	4.06